FORM 6K

SECURITIRES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INCORPORATED (File # 0-08797)

(Translation of the Registrant's Name into English

)

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices )

Attachments:

1.

Press Release.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F    X

                     FORM 40 F   _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES

NO

   X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: February 19, 2004

BY:

/s/ Chris Robbins

It’s       Vice President

(Title)

ANGLO SWISS RESOURCES LTD.

Suite 1904 - 837 West Hastings Street

Vancouver, BC  V6C 3N7

604-683-0484

Fax: 604-683-7497

February 19, 2004

Securities & Exchange Commission

VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

/s/ Chris Robbins

Per:

Chris Robbins

Vice  President

ANGLO SWISS RESOURCES INC.

#1904 – 837 West Hastings Street

Vancouver, B.C. V6C 3N7

February 12, 2004

TSX Venture:  ASW

OTC Bulletin Board: ASWRF

Financing Proposed for Gold & Gem Properties

Incentive Options Granted

Anglo Swiss Resources Inc.  (TSX-Venture-ASW, OTC BB - ASWRF) subject to receipt of regulatory approval, will be raising up to $500,000, through a private placement of units.  The proceeds of the private placement will be used by the corporation for general working capital and to pay for the costs of continued evaluation of both the Kenville Gold property and the Blu Starr Gemstone property.

Although the Kenville Gold Mine, located near Nelson, British Columbia, has not been in production for decades, figures released in 1990 ranked it as the 26th largest gold producer in British Columbia history. British Columbia Government records indicate that between 1890 and 1954, the Kenville Mine produced 2,024,306 grams of gold (2 metric tonnes) from 181,120 tonnes of ore.  The Kenville Mine will be subject to a detailed geological evaluation to determine current and prospective ore reserves.  Surface and underground exploration programs are being evaluated for the 2004 season.

The Blu Starr Gemstone property is located in the Slocan Valley, British Columbia.  The Blu Starr hosts numerous occurrences of sapphire (15), iolite (11), gemstone quality garnet (2), as well as a flake graphite deposit; other minerals include aquamarine (beryl), tourmaline, titanite, moonstone and several varieties of quartz crystals.  Previous exploration has confirmed that the geological setting and potential gem grades (carats per tonne) of the numerous showings are extremely promising.  Proposed work programs are in the planning/budgeting stages for the 2004 season.

Anglo Swiss will sell up to 5 million units at a subscription price of 10 cents per unit. Each unit shall consist of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share at a price of 15 cents (exercisable on or before the first anniversary of the closing date of the private placement). The corporation may pay commissions or finders' fees and may issue warrants (at a price not less than the issue price of the units) to registered dealers or others entitled to receive commissions under applicable law on the sale of the units, the payment of such being subject to regulatory approval.

Incentive Option Grant

The Company has granted 2,200,000 options to three directors of the company at an exercise price of $0.10.  The options are for a five-year period, expiring on or before February 3, 2009.  The options will vest and be subject to applicable hold periods as per regulatory guidelines.

On behalf of the Board,

/s/ “Len Danard"

President & CEO

For further information please contact:

Anglo Swiss Resources Inc.

Telephone:  604-683-0484

or Investor Relations at

Fax:  604-683-7497

Daimler Partners

Mr. Peter Holt

Telephone:  604-605-8522

Internet:  www.anglo-swiss.com

Email:  angloswiss@shaw.ca

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT REPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.